United States securities and exchange commission logo





                            September 28, 2021

       Aaron Rollins
       Chief Executive Officer
       Airsculpt Technologies, Inc.
       400 Alton Road, Unit TH-103M
       Miami Beach, FL 33139

                                                        Re: Airsculpt
Technologies, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
13, 2021
                                                            CIK No. 0001870940

       Dear Dr. Rollins:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Letter from the Founder and CEO, page iii

   1. We note the reference to "[y]our FDA-approved handpiece." Please revise to clarify, if true, that the
FDA-approved handpiece is owned by a third party.
              You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
       Deanna Virginio at 202-551-4530 or Celeste Murphy at 202-551-3257 with any other questions.
 Aaron Rollins
Airsculpt Technologies, Inc.
September 28, 2021
Page 2
                                            Sincerely,
FirstName LastNameAaron Rollins
                                            Division of Corporation Finance
Comapany NameAirsculpt Technologies, Inc.
                                            Office of Life Sciences
September 28, 2021 Page 2
cc:       Richard S. Bass, Esq.
FirstName LastName